ICICI Bank

CREDIT ARRANGEMENT LETTER

CAL1388260428831
August 14, 2018

Air Travel Bureau Limited
M-95, Connaught Circus, New Delhi-110001

Attention: Mr. Anuj Sethi and Mr. Vishal Garg

Dear Sir/s:

We are pleased to inform you that ICICI Bank Limited ("ICICI Bank") has, at your request, sanctioned working capital facilities to you upto overall limits not exceeding in the aggregate amounts specified below and more particularly detailed in the Annexure hereto :

(Rs. in million)

Facility	**Overall Limits**
Fund Based	
Cash Credit	800.0
Non-Fund Based	
Bank Guarantee	300.0
Total	**1,100.0**

The aforesaid facilities can be availed through the account(s) with New Delhi Branch of ICICI Bank and are subject to the terms and conditions set out in the Annexure hereto and the conditions contained in the documents to be executed in relation thereto.

In case the above terms and conditions are acceptable to you, we request you to return the duplicate copy of this letter duly signed in token of acceptance of the terms and conditions specified herein as also furnish to us two certified true copies of the resolutions passed by your Board of Directors / Committee / Members as per our prescribed proforma which is attached.

Please note that this communication should not be construed as giving rise to any binding obligation on the part of ICICI Bank unless you have returned the duplicate copy of this Letter duly signed in token of acceptance and signed / executed the agreements / documents in connection with the aforesaid Facilities.

Unless the Bank receives duplicate copy of this Letter, duly signed in token of acceptance, and unless agreements / documents are signed / executed in respect of the Facilities on or before January 10, 2019 the Offer shall automatically lapse

For Air Travel Bureau Ltd

Authorised Signatory

ICICI BANK LIMITED NEW DELHI NBCC PLACE

ICICI Bank Limited
ICICI Bank Tower
NBCC Place, Pragati Vihar,
Bhishma Pitamah Marg
New Delhi - 110 003.

Tel.: +91-11-24390000
Fax: +91-11-24390070
Website www.icicibank.com
CIN :L65190GJ1994PLC021012

Regd. Office : ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, India.
Corp. Office : ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400051, India.

r 1r' Date:----------------Signature(s} \ ) -----A 4-Jt r-K-1r-,::--;1

ICICI Bank

TERMS AND CONDITIONS

Cash Credit

Borrower / Obligor	Air Travel Bureau Limited (ATB)
Promoter / Parent	Yatra Online Private Limited (Yatra or YOPL)
Lender(s)	ICICI Bank Limited and/or such other bank(s) or financial institution(s) which may become lenders pursuant to transfer of all or a portion of the Facility to such bank(s)/financial institution(s) by ICICI Bank Limited
Facility	Cash Credit
Proposed Limit ("Limit")	Up to ₹ 800.0 million
Peak Limit	Uniform limit throughout the validity of facility
Purpose	To meet the working capital requirements of the Borrower and/or complete and one-time takeover of outstanding cash credit limit from State Bank of India
Cash Margin	₹ 150.0 million as mentioned in the Security clause
Interest	The rate of interest stipulated by ICICI Bank shall be sum of I-MCLR-6M and "spread" per annum, subject to minimum of I-MCLR-6M, plus applicable interest tax or other statutory levy, if any, on the principal amount of the loan remains outstanding each day. As on date the I-MCLR-6M is 8.35% and spread is 2.40%. Above interest rate shall be reset at the end of every 6 months from the account opening date/limit set-up date/renewal date as a sum of I-MCLR-6M + "spread", prevailing on the reset date plus applicable interest tax or other statutory levy, if any. In case there is any change in the regulatory requirements by the regulator applicable to the facility pertaining to provisioning norms and/or risk weightage, then the Bank may revise the spread to reflect the regulatory change, subject to extant RBI guidelines.
Contractual Comfort	• Unconditional and Irrevocable Corporate Guarantee from Yatra Online Private Limited. • Non Disposal Undertaking from the Parent not to dispose any shareholding in the Borrower throughout the tenor of the Facility apart from the pledge obligation that the Parent has created before availing the Facility.
Security	• Exclusive charge on all the present and future current assets and moveable fixed assets of the Borrower. • Exclusive charge on all future immovable fixed assets of the Borrower. • The Borrower to maintain current account float of ₹150.0 million in a non-checking account with ICICI

ICICI BANK LIMITED NEW DELHI NBCC PLACE

For Air Travel Bureau Ltd

Authorised Signatory

th Collection Account Borrower opened with the agreement. amount shall be lien marked to ICICI Bank and CHG-1 shall be filled upfront for the same. •Creation of security along with filing of CHG1 shall be done upfront except for immovable fixed assets as there are no immovable fixed assets as on date. Perfection of security along with CERSAI filing to be done within 45 days from the date of limit setup. Margins: Inventory NA Book debts Cover period : 90 days Margin :40% Validity Upto 12 months i.e. July 30, 2019 Tenure Upto 12 months Financial Covenant Total Debt (TD) I Earnings before Interest, Depreciation, Taxes and Amortization (EBIDTA) shall not to exceed 4.5 times during the tenor of the Facility. The financial covenants shall be tested on annual basis. The calculation date will be 31st March immediately following the first disbursement and every twelve months thereafter within 120 days from end of the relevant monitoring period. Definitions: • Total debt (TD) includes long term debt, short term debt falling due in one year, working capital borrowings and any corporate guarantees issued in favour of any of its subsidiaries/group companies. • Earnings before Interest, Depreciation, Taxes and Amortization (EBIDTA) includes total operating income less excise duty plus other recurring income less operating expenses excluding interest, depreciation, taxes and amortization. Formula for computation of above financial covenants: 1. Total Debt (TD): Long term debt+ Short term debt + Working capital bank finance +Guarantee 2. Earnings before Interest, Depreciation, Taxes and Amortization (EBIDTA): Total operii!ting income-excise duty + other recurring income incidental to main business - operating expenses excluding Interest, Depreciation, Taxes and Amortization Interest payment frequency Interest would be payable monthly, on the last date of each month. Collecting Bank ICICI Bank Limited The Borrower shall open current accou as per applicable terms and conditions The current account(s) of the Collecting Bank shall be used to route of the Borrower, under the collection nt(s) with the Bank . the entire collections

ICICI Bank

Collection Mechanism	The collection made by the Borrower will be deposited in the Collection Account with the Collecting Bank. The Borrower to be allowed to use the funds available in their Collection Account, subject to no event of default being triggered off under the Facility.
Other Conditions	• Security on current assets and moveable fixed assets of the Borrower for the Facility to be created prior to limit setup. • Contractual Comfort and Cash Margin to be obtained upfront. • Undertaking from the Borrower that none of the director's name is into RBI/ECGC defaulter list. • Statement of total collections and direct collections routed through ICICI Bank available with the Borrower to be submitted within 15 days from the end of each month during the tenor of the Facility. • The Borrower shall provide a list of all other non-ICICI Bank accounts prior to limit setup. ATB to provide account statements of all other non-ICICI Bank accounts to ICICI Bank upon Lender's request. • SBI Cash Credit Account shall be closed within 15 days from limit setup. • The Borrower shall provide a management certificate confirming that there were no creditors greater than six months as on March 31, 2017. The Borrower shall also provide a management certificate confirming the amount of creditors greater than six months within 15 days of signing of its audited FY2018 financial results. • The Borrower shall provide a management certificate confirming that there were no arrears in statutory payments as on date. • The Borrower to give irrevocable instructions to its top 20 customers to route 100% payments to the Borrower through the Borrower's collection account with ICICI Bank before limit setup. • Acknowledgement to be received from ten corporate customers out of top twenty customer to route the payment through Borrower's Collection Account with the Collecting Bank prior to limit setup such that collection through these customers shall be more than 20% of gross bookings of FY2018 (provisional) and from balance customers within 30 days of first disbursement. • Limit set up over and above ₹ 600.0 million to be done only post receipt of routing confirmations from all of the top 20 customers of ATB. • The Borrower to confirm that minimum 85% of the entire direct collections of the Obligor are routed through the Lender within 1 month and at least 95% is routed within 4 months from availing the Facility and every month thereafter. Confirmation letter to be provided by the Borrower within 15 days from

ICICI BANK LIMITED NEW DELHI NBCC PLACE

For Air Travel Bureau Ltd

Authorised Signatory

	the end of 1st and 4th month respectively and every month thereafter from availing the Facility. In case the direct collections routed through ICICI Bank Account fall below 85% of the total collections after 1st month and below 95% of the total collections after 4th month from availing the Facility (to be monitored monthly), it shall be considered as an Event of Default under the Facility. • The Borrower shall make all payments through its Collection Account only maintained with the Lender. • Information will be obtained on quarterly basis regarding the unhedged foreign currency exposure of the Borrower. If the Borrower has unhedged foreign currency exposure, then the Bank will reserve a right to increase the pricing. • All the insurance to be obtained prior to limit setup. • Undertaking by the Borrower to route the entire collections through Collection Account only maintained with the Lender before limit setup. • The Borrower to ensure ROC charges of State Bank of India are satisfied within 60 days from the date of issuance of sanction letter. • Certificate from a Chartered Accountant confirming IT obligations be obtained in lieu of certificate under section 281 of Income Tax Act along with assessment orders. In absence of assessment orders, screenshot from the IT portal with borrower entity PAN duly certified by either Company Secretary or by a Chartered Accountant to be obtained. • The Borrower to confirm that at the time of availing the Facility there has been no cancellation from the top 20 customers. • The Borrower to confirm that there are no immovable fixed assets as on date. • Upfront undertaking from Yatra that its direct shareholding in ATB shall not fall below 51.0% anytime during the currency of the facility and its management control shall not fall below its shareholding in ATB, anytime during the currency of the facility. Breach shall be an Event of Default under the Facility. The Lender(s) shall have the right to stipulate in the Transaction Documents such other conditions precedent, as they may deem fit, prior to limit setup.
Consequences of Event of Default	The consequences of event of default will, include but not be limited to the following: • In case of non-payment of any amounts payable in respect of the Facility: o The amount collected in the accounts of the Borrower shall be utilized to fulfill the obligation of the Borrower towards the

ICICI BANK LIMITED NEW DELHI NBCC PLACE

For Air Travel Bureau Ltd

Authorised Signatory

ICICI Bank

	Lender and the balance amounts, if any, may be released. • In case of non-compliance with covenant on the routing of direct collections by the Borrower through the Lender, <95% of the entire collections of the Borrower (monitored monthly) during the tenor of the Facility, the Borrower shall ensure to rectify such shortfall within 15 days. In case the Borrower fails to rectify the shortfall: o The amount collected in the aforesaid account shall be utilized to reduce the outstanding Facility amount and the balance amounts, if any, may be released to the Borrower at the sole discretion of the Lender(s). No further Disbursements will be made under the Facility until the Events of Default are rectified. • Acceleration of all outstanding dues, • Cancellation of total Facility • Enforcement of Security • Charging of default rate The Lender(s) shall have the right to stipulate in the Transaction Documents such other conditions precedent, as they may deem fit, prior to limit setup.

Bank Guarantee (BG)

Facility	**Bank Guarantee (BG)**
Borrower / Obligor	Air Travel Bureau Limited (ATB)
Lender(s)	ICICI Bank Limited and/or such other bank(s) or financial institution(s) which may become lenders pursuant to transfer of all or a portion of the Facility to such bank(s)/financial institution(s) by ICICI Bank Limited
Promoter / Parent	Yatra Online Private Limited (YOPL or Yatra)
Collecting Bank	ICICI Bank Limited
Collection Account	The Borrower shall open current account(s) with the Bank as per applicable terms and conditions.
Collections Mechanism	The collection made by the Borrower will be deposited in the Collection Account with the Collecting Bank. The Borrower to be allowed to use the funds available in their Collection Account, subject to no event of default being triggered off under the Facility.
Type	Financial guarantee
Proposed Limit	₹ 300.0 million
Existing Limit	Nil
Purpose	Financial guarantees to be issued to International Air Transport Association (IATA) as ATB shall pay to them under IATA Billing and Settlement Plan reporting and remittance calendar.

ICICI BANK LIMITED NEW DELHI NBCC PLACE

For Air Travel Bureau Ltd

Authorised Signatory

ICICI Bank

	BG upto ₹ 20.0 million to be issued for hotel and packages business.
Validity	12 months i.e. July 30, 2019
Cash Margin	Guarantees covering disputed liabilities – 100% Financial guarantees – 20% in current account float with ICICI Bank
Contractual Comfort	• Unconditional and Irrevocable Corporate Guarantee from Yatra Online Private Limited. • Non Disposal Undertaking from the Parent not to dispose any shareholding in the Borrower throughout the tenor of the Facility apart from the pledge obligation that the Parent has created before availing the Facility.
Security	• Exclusive charge on all the present and future current assets and moveable fixed assets of the Borrower. • Exclusive charge on all future immovable fixed assets of the Borrower. • The Borrower to maintain current account float of ₹150.0 million in a non-checking account with ICICI bank during the tenor of the Facility. The aforesaid amount shall be lien marked to ICICI Bank and CHG-1 shall be filled upfront for the same. • Creation of security along with filing of CHG1 shall be done upfront except for immovable fixed assets as there are no immovable fixed assets as on date. Perfection of security along with Cersai filing to be done within 45 days from the date of limit setup.
BG Tenor	Maximum period of BG (including claim period, if any) to be restricted to 18 months.
Commission	1.25% p.a. The commission shall be calculated on the actual number of days basis i.e. from the date of issuance/ opening of the BG upto the end of claim period. In case of foreign currency bank guarantees, the following charges will be additional: SWIFT/communication charges - Rs 500 per guarantee Correspondent bank charges, if any, shall be charged on actuals
Minimum Commission	₹ 500.0 per guarantee
Commission Collection Frequency	Payable upfront for the entire tenor of the guarantee
General	• The bank guarantees to be issued shall be as per the format acceptable to the Bank. • In case of bid bond / EMD /advance payment / retention money guarantees stipulated under project exports, Bank will obtain counter guarantees from ECGC at the expense of the company.

ICICI BANK LIMITED NEW DELHI NBCC PLACE

For Air Travel Bureau Ltd

Authorised Signatory

	• If the guarantees to be issued come under EPCG scheme, bank will obtain counter guarantee of ECGC at the expense of the company.
Special Conditions	• The Borrower to confirm that minimum 85% of the entire direct collections of the Obligor are routed through the Lender within 1 month and at least 95% is routed within 4 months from availing the Facility and every month thereafter. Confirmation letter to be provided by the Borrower within 15 days from the end of 1st and 4th month respectively and every month thereafter from availing the Facility. In case the direct collections routed through ICICI Bank Account fall below 85% of the total collections after 1st month and below 95% of the total collections after 4th month from availing the Facility (to be monitored monthly), it shall be considered as an Event of Default under the Facility. • Upfront undertaking from Yatra that its direct shareholding in ATB shall not fall below 51.0% anytime during the currency of the facility and its management control shall not fall below its shareholding in ATB, anytime during the currency of the facility. Breach shall be an Event of Default under the Facility. • The Borrower shall note request the bank for issuance of BGs in favour of any sister concerns/ associate concerns/ group companies/ associates of the Borrower.

Consequences of Event of Default	The consequences of event of default will, include but not be limited to the following:
	• In case of non-payment of any amounts payable in respect of the BG Facility:
	    o The amount collected in the accounts of the Borrower shall be fully utilized to fulfill the obligation of the Borrower towards the Lender and the balance amounts, if any, may be released.
	• In case of non-compliance with covenant on the routing of direct collections by the Borrower through the Lender, <95% of the entire collections of the Borrower (monitored monthly) during the tenor of the Facility, the Borrower shall ensure to rectify such shortfall within 15 days. In case the Borrower fails to rectify the shortfall:
	    o The amount collected in the aforesaid account shall be fully utilized to increase the Cash Margin equivalent to the outstanding BG Facility amount and the balance amounts, if any, may be released to the Borrower at the sole discretion of the Lender(s). No further disbursements will be made under the BG Facility until the Events of Default are rectified.
	• Acceleration of all outstanding dues,
	• Cancellation of total Facility
	• Enforcement of Security
	• Charging of default rate

ICICI BANK LIMITED NEW DELHI NBCC PLACE

For Air Travel Bureau Ltd

Authorised Signatory

	The Lender(s) shall have the right to stipulate in the Transaction Documents such other conditions precedent, as they may deem fit, prior to limit setup.

<u>Operational terms and conditions</u>

1.	**Period of sanction**	The working capital facilities are payable on demand. However the facilities are available till 12 months subject to review at periodical intervals wherein the facilities may be continued / cancelled / reduced depending upon the conduct and utilisation of the facilities.	
2.	**Insurance**	The Company has to ensure comprehensive insurance cover against all risks on the security offered for the facilities. Value of insurance policy should be equal to the value of the stocks at any point of time. Any shortfall in the value of insurance cover shall be covered immediately by the company or by the Bank by debiting the former's operative account with the Bank. The policies should be either in the joint names of the company and the Bank or bank's lien should be noted on the policies as first loss payee.	
3.	**Inspection**	NA	
4.	**Stock Audit**	The bank in consultation with the company will arrange for stock and receivables audit once in a year by an outside agency under the consortium/multiple banking arrangement. The terms of reference will be finalized by the Bank / consortium of banks at its sole discretion. The terms of reference will be finalized by the Bank / consortium of banks at its sole discretion.	
5.	**Periodicity of submission of information to the Bank**	Stock Statement	The company will furnish on or before 22nd day of the month, details of book debts in the prescribed format. The borrower to submit client wise outstanding for all the debtors on quarterly basis. Each such debtor to have a) Gross Value (b) Age less than 90 days.
			The outstanding borrowings in company's accounts at all times need to be fully covered by the value of hypothecated security less the stipulated margin after providing for outstanding credit if any under usance letters of credit.
		Collections Data	The company will furnish on or before 7th day of every subsequent month the total collections and collections routed through ICICI Bank during the month.

ICICI BANK LIMITED NEW DELHI NBCC PLACE

For Air Travel Bureau Ltd

Authorised Signatory

--------------------------- --- --to b mn tfl_::-t stffi!ii fOmia:Fo--c: "=' -=-='c--=-====-c-.::--' == quarterly basis within 45 days of close of gross bookings of the Borrower shall ded to the Borrower within 7 days from listed companies,abridged quarterly I guidelines will be accepted. This be signed by the Relationship Manager. unconditional_ right to cancel the without giving any prior are not utilised by the Creditworthiness of the terms and conditions of letter of sanction and/ Deterioration in the include without limitation, Borrower by a Credit defaulters list; Borrower by more than e !.Deterioration in the agrees, undertakes to get financial information quarter. of month published by the company as required (OFI) Monthly be provi the end For results, by SEB should Data required for renewal of credit limits On or before the expiry of the credit limits Audited I unaudited financial statements Audited : within six months from the close of the accounting year 6. Special Conditions (A) The Bank reserves the Limits advanced/ to be advanced u facility agreements/ sanction letter the currency of the Facility notice to the Borrower, on the occu more of the following: • in case the Limits/part of the Limits Borrower; or • in case of Deterioration in the Borrower in any manner whatsoever; • in case of non-compliance of the the respective facility agreements/ or Security Documents. For the purpose of this clause, Creditworthiness shall mean and the following events: • downgrade of the rating of the Rating Agehcy; • inclusion of the Borrower and/or any Reserve Bank of India's willful • closure of a significant portion of the capacity; • decline in the profit after tax of the fifteen percent; • any adverse comment from the Audit • any other reason/ event in the opin constituting or which may constitut Creditworthiness; (B) The Borrower unconditionally nder their respective s at any time during rrence of any one or or . of its Directors in the Borrower's operating or; and ion of the said Bank

ICICI Bank

itself rated by Credit Rating Agency/ies within a period of six months and/or at such intervals as may be decided by the said Banks, failing which the said Banks shall have the right to review the applicable interest rate and/or costs, charges and expenses, which shall be payable by the Borrower/Borrower/Security Provider and on such date/s or within such period as may be specified by the said Banks."

"Credit Rating Agency" shall mean and refer to the domestic credit rating agencies such as Credit Analysis and Research Limited, CRISIL Limited, FITCH India and ICRA Limited and international credit rating agencies such as Fitch, Moodys and Standard & Poor's and such other credit rating agencies identified and/or recognized by the Reserve Bank of India from time to time.

(C) The Company will submit a declaration that overall utilisation of working capital facilities from all banks shall be within maximum permissible bank finance. All debtors discounted/ factored to be deducted from Drawing Power.

(D) Declaration to be submitted by the borrower regarding information with regard to credit facilities availed from other bankers is obtained as per Annexure I of the RBI Circular 'Lending under consortium arrangement / Multiple Banking arrangements'

(E) Half-yearly certification by professional with regard to compliance of various statutory prescriptions is obtained as per Annexure III of the RBI Circular to be submitted by the borrower.

(F) Prior to any takeover/merger of ATB by Yatra Online Private Limited, or any associate or sister concerns of YOPL; or any announcement of such takeover/merger, outstanding under the CC facility to be fully paid off and outstanding under the BG facility to be fully cash collateralized, and no further disbursement to be permitted. All monies in the Collection Account of the Borrower maintained with ICICI Bank to be utilized towards effecting the same. Such cash collateralization may also be permitted by way of mutual funds/liquid securities with terms acceptable to ICICI Bank.

(G) The Borrower shall ensure that minimum level of gross bookings on a monthly basis shall not fall below ₹ 900.0 million. In case it falls below ₹ 900.0 million for any month, the Borrower shall be given cure period of 3 months to increase it above ₹ 900.0 million/ month.

(H) In case gross bookings in any month falls below ₹ 700.0 million, Event of Default to be triggered under the Facility. All collections in the Collection Account of the Borrower maintained with ICICI Bank to be utilized to fully pay off the outstanding under the Cash Credit facility and fully cash

ICICI BANK LIMITED NEW DELHI NBCC PLACE

For Air Travel Bureau Ltd

Authorised Signatory

c e outst namg=: rr"l([ Thec {Efii!.Crlrt'lf further disbursements shall be made till such Event of Default has been cured to the satisfaction of the Lender. (I) The Borrower shall not declare any dividend payout/upstreaming of profit/ extend loan/advances from the Borrower to Yatra Online Private Limited (YOPL). The Borrower shall only deal with YOPL in transaction which are regular business in nature. Lender shall have the right to seek all relevant information in this regard, at all times during the currency of the Facility. (J) The Borrower shall take ICICI Bank approval in case of raising any further indebtedness including by way of Corporate Guarantee apart from incremental debt (subject to no breach in stipulated financial covenants) of upto Rs 100.0 million excluding commercial card facilities availed by the Borrower. 7. Takeover Conditions for Cash Credit facility The following conditions shall be applicable in case of complete and one-time takeover of outstanding cash credit limit from State Bank of India: 1. All applicable takeover guidelines as per RBI Circular on "Transfer of Borrowal Accounts from one Bank to Another" dated May 10,2012 to be complied with 2. Satisfactory Credit Opinion report/balance confirmation of the borrower account with State Bank of India (SBI), as per the regulatory prescribed formats (Reserve Bank of India circular dated May 10, 2012) shall be obtained from the transferor bank before disbursement and for the said purpose. In case the credit information from the transferor bank is not received within the prescribed time period, the Bank shall proceed for the takeover of the borrowal account after obtaining the information in the regulatory prescribed format from the borrower which should be duly certified by a Chartered· Accountant (CA) acceptable to the Bank. 3. Company shall write to State Bank of India (SBI) mentioning that ICICI Bank is taking over the limits and no further disbursement of any undisbursed limits to the Borrower to be done to be obtained prior to any disbursement and the same shall be acknowledged by SBI prior to limit setup. 4. ICICI Bank to send formal communication of take-over to the applicable bank attaching Company's' letter written to ICICI Bank for taking ..over SBI limits and referring in the letter that they have also intimated SBI for such takeover on the day of fiq;t disbursement and the acknowledgement of the same to be received on the same day post disbursement. Letter should also state that no further disbursement of any undisbursed limits to the Borrower on or after the date of this acknowledgment to be done. 5. A one-time pay order/Demand ·1 draft/RTGS/Counter Bank Guarantee equivalent to the outstanding amount (not exceeding sanctioned limit of ICICI Bank) as per

---------------------------------------------·------------------------------------------------------------------·-------- ------confumiltiQ_f:i=rtvea=from=sBl= - favoring SBI towards outstanding working based and non-fund based facilities. Any certificate to be obtained within 45 days of filed within 180 days takeover/ refinance. ce -=--===--=====.=-:::--=--:--::; issued capital fund penal charges not be funded 6. No-due take-over. 7. CHG-4 to be and overdues towards the same shall by ICICI Bank Ltd. 8. Processing Fee One-time non-refundable processing fee amounting to 7.5 million (exclusive of taxes and other statutory levies, if any) by way of cheque I demand draft I other modes as may be acceptable to ICICI Bank shall be payable'upfront.

---------·------------------------------------------------------------ --------------------------------------------------·--·------------------------------------------------ ------------------- days and 2% Due date of submission is as follows: statements Nature Reckoning of default interest Default interest rate (p.a.) payable monthly default applicable) 1. Non-submission or delayed submission of stock statement Default interest would be charged from the due date of submission till the date of actual submission Due date of submission is as follows: For single location company - by 7th day of the month; for multiple location company - by 15th day of the month; (for consortiumadvances as prescribed by lead bank) or due dates as per sanction terms Nil for first 15 thereafter 2. Non-submission Default interest would be charged from or delayed the due date of submission till the date submission of OFI of actual submission or equivalent reports Nil 3. Non-submission Default interest would be charged from or delayed the due date of submission till the date submission of of actual submission financial • Provisional 3 months from the close of accounting year • Audited6 months from the close of accounting year • Renewal On expiry of credit limits data Nil 4. Irregular due to a) Excess drawings - Over drawing drawings beyond power but within sanctioned limit DP/Limit b) Excess drawings over sanctioned limit c) Continuously irregular for more than 45 days under (a) or (b) above 2% 5. Insurance Insurance cover not obtained I not renewed Nil default (as applicable) interest rate (p.a.) payable monthly 6. Payment default (in case of foreign currency loans, the foreign currency amount will be converted into equivalent rupee and default interest as mentioned herein will be charged Default interest would be charged from the day after of the due date till such time as the default amount is paid 2% 7. Non-compliance of sanction terms Any stipulated security not created, perfection requirements and other formalities not completed and/or sanction terms not complied with 2% 8. Default on invocation of Bank Guarantee In case payment is not made towards invoked Bank Guarantee within 2 days, default interest would be charged from 1-Base+ 10% the date of receipt of claim till the date of payment